SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of May, 2004

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.   1st Quarter Results



This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.




Contact
Stephen J Devany
Head of Corporate Communications
Tel + 44 (0) 20 8877 5153 or + 44 (0) 7764 518882
Email: sdevany@tomkins.co.uk

Rollo Head / Charlotte Hepburne-Scott
Finsbury
Tel: + 44 (0) 20 7251 3801

Date 21 May 2004



              Unaudited first quarter results for the three months

                              ended 3 April 2004

Contents

1.   Highlights

2.   Board statement

3.   Operating review

4.   Financial review

5.   Financial information in sterling under UK GAAP

6.   Supplemental financial information in US dollars under US GAAP

7. Reconciliation of financial information in sterling under UK GAAP to financial information in US dollars under US GAAP


Notes

1. The Group reports its results on a quarterly basis in sterling under UK GAAP and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the UK GAAP financial information.

2. In this announcement, the term "underlying" indicates the amount has been adjusted for the effects of currency translation, acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned in this announcement are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out at the end of Section 5 and in the Financial review.

3. Commentary on the first quarter results compares unaudited results for the 91 day period from 4 January 2004 to 3 April 2004 ("Q1 2004") with unaudited results for the 95 day period from 1 January 2003 to 5 April 2003 ("Q1 2003").

4. The quarterly financial information provided in this announcement has not been subject to audit or review by the auditors.

5. Around 70 per cent of the Group's revenues arise in the USA. Financial information has been translated at an average rate of GBP1=$1.83 for Q1 2004, compared with GBP1=$1.59 in Q1 2003, reflecting a 15.1 per cent reduction in the US dollar sterling exchange rate.




1.   HIGHLIGHTS

--------------------------------------------------------------------------------
                                                            Q1 2004    Q1 2003
                                                               GBPm       GBPm
--------------------------------------------------------------------------------

Sales         - continuing operations                         764.1      794.5
              - discontinued operations                         5.6       25.0
--------------------------------------------------------------------------------
                                                              769.7      819.5
--------------------------------------------------------------------------------




Operating profit before operating exceptional items and goodwill amortisation *:


Continuing operations
Industrial & Automotive                                        48.5       50.9
Air Systems Components                                         10.5        6.9
Engineered & Construction Products                             15.7       14.0
Central costs                                                  (5.8)      (4.7)
--------------------------------------------------------------------------------
Group operating profit from continuing operations before       68.9       67.1
operating exceptional items and goodwill amortisation *
Discontinued operations                                         0.1        0.3
--------------------------------------------------------------------------------
Engineered & Construction Products
Group operating profit before operating exceptional items      69.0       67.4
and goodwill amortisation *
--------------------------------------------------------------------------------
Operating profit before goodwill amortisation *                62.7       61.5
--------------------------------------------------------------------------------
Profit before taxation                                         53.9       61.0
--------------------------------------------------------------------------------
Profit after taxation                                          38.3       44.6
--------------------------------------------------------------------------------
Basic earnings per share before non-operating exceptional      4.76p      4.33p
items and goodwill amortisation
--------------------------------------------------------------------------------
Basic earnings per share                                       4.27p      4.28p
--------------------------------------------------------------------------------

                                                                 $m         $m
--------------------------------------------------------------------------------
Net sales from continuing operations in US dollars under
US GAAP                                                     1,362.7    1,205.5
--------------------------------------------------------------------------------
Operating income from continuing operations in US dollars     115.5       92.8
under US GAAP
--------------------------------------------------------------------------------


* See end of section 5 and the Financial review

- Underlying sales increased by 4.4 per cent; reported sterling sales of GBP769.7 million were lower due to currency translation.

- Underlying operating profit was up 12.4 per cent; reported sterling operating profits from continuing operations before operating exceptional items and goodwill amortisation increased by 2.7 per cent to GBP68.9 million.

- Operating margins before operating exceptional items and goodwill amortisation increased from 8.2 per cent in Q1 last year to 9.0 per cent.

- Net sales and operating income from continuing operations in US dollars under US GAAP up 13.0 per cent and 24.5 per cent respectively.

- Earnings per share before non-operating exceptional items and goodwill amortisation up 9.9 per cent to 4.76 pence per share.

- In Industrial & Automotive, a strong upturn in Fluid Power in North America was offset by the temporary effect of some stock realignment in the aftermarket distribution chain.

- Air Systems Components benefited from a strong performance in residential markets with underlying operating profit up by 75.0 per cent compared with Q1 last year.

- In Engineered & Construction Products, underlying sales and operating profit from continuing operations were ahead by 6.8 per cent and 29.5 per cent respectively.

James Nicol, Chief Executive Officer, commented:

"This is the year in which the actions we have taken to make our businesses more competitive begin to show through in our performance. With this in mind, we have made a good start to the year, achieving growth in a number of our markets, an increase in underlying profitability and continued strong cash flow. Today, our focus upon technology is resulting in higher levels of new business wins and this is a key factor in sustaining growth. Consequently I am confident we will achieve a continuing improvement in the underlying performance of the Group for the year."

2.   BOARD STATEMENT

Summary of results

In the first three months of 2004, underlying sales and underlying operating profit from continuing operations for the Group were up by 4.4 per cent and 12.4 per cent respectively. The US dollar exchange rate continued to have an adverse translation impact, reducing reported sales and operating profit (before exceptional items and goodwill amortisation) by GBP76.8 million and GBP7.2 million respectively. Reported sales were therefore at GBP769.7 million
(Q1 2003: GBP819.5 million) and reported operating profit (before operating exceptional items and goodwill amortisation) was GBP69.0 million (Q1 2003:
GBP67.4 million).

Underlying sales in Industrial and Automotive grew by 4.4 per cent and underlying operating profit increased by 1.1 per cent, with a strong upturn in industrial markets offset by slightly lower automotive original equipment manufacturer (OEM) production and the short-term effects of some stock realignment in the aftermarket distribution chain. Air Systems Components increased its underlying operating profit by 75.0 per cent and Engineered & Construction Products also produced a strong performance, with underlying sales and operating profit from continuing operations ahead by 6.8 per cent and 29.5 per cent respectively.

Operating exceptional items before taxation were GBP6.3 million (Q1 2003: GBP5.9 million) and we expect that the total for the year will be around GBP15 million, in line with previous guidance.

The net interest charge was GBP3.3 million (Q1 2003: GBP0.5 million) and profit before taxation amounted to GBP53.9 million (Q1 2003: GBP61.0 million).

The tax charge for the three-month period is calculated at an effective rate on total profit of 29 per cent (Q1 2003: 27 per cent).

Basic earnings per share for the quarter before non-operating exceptional items and goodwill amortisation were 4.76 pence (Q1 2003: 4.33 pence), an increase of
9.9 per cent. Basic earnings per share were 4.27 pence (Q1 2003: 4.28 pence).

Outlook

As the year progresses, we expect to see the increasing effect of previous actions to improve the cost base which, together with better conditions in a number of our markets and price increases to offset upward movement in raw material costs, provide us with confidence that we will achieve a continuing improvement in the underlying performance of the Group for the year.


3.   OPERATING REVIEW

Industrial & Automotive
--------------------------------------------------------------------------------
                                                   Q1 2004              Q1 2003
                                                      GBPm                 GBPm
--------------------------------------------------------------------------------
Sales
--------------------------------------------------------------------------------
Powertrain                                           235.9               218.6
--------------------------------------------------------------------------------
Fluid Power                                           80.6                82.2
--------------------------------------------------------------------------------
Wiper Systems                                         70.9                79.6
--------------------------------------------------------------------------------
Fluid Systems                                         61.8                55.6
--------------------------------------------------------------------------------
Other                                                 57.6                76.4
--------------------------------------------------------------------------------
Total sales                                          506.8               512.4
--------------------------------------------------------------------------------
Operating profit (1)                                  48.5                50.9
--------------------------------------------------------------------------------
Operating margin (1)                                   9.6%                9.9%
--------------------------------------------------------------------------------
Capital expenditure                                   25.8                30.2
--------------------------------------------------------------------------------
Depreciation                                          18.1                20.4
--------------------------------------------------------------------------------
Cash generation (2)                                   45.9                34.6
--------------------------------------------------------------------------------
Employees (number)                                  23,270              22,174
--------------------------------------------------------------------------------

(1) Before operating exceptional items and goodwill amortisation (see end of Section 5 and the Financial review)

(2) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items


Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas; Powertrain (which comprises Power Transmission and Stackpole), Fluid Power, Wiper Systems and Fluid Systems selling to original equipment manufacturers and the replacement markets throughout the world. In addition, the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stackpole, Stant, Schrader and Trico.

In the first quarter, automotive production in North America and Western Europe was lower by 0.2 per cent and 1.6 per cent respectively and US industrial production rose at an annual rate of 6.6 per cent.

Powertrain

(Sales: Q1 2004 GBP235.9m; Q1 2003 GBP218.6m)

-    Underlying sales were unchanged with four fewer trading days
-    Underlying operating profit was lower by 4.9 per cent

Sales to automotive OEMs in North America and Europe were slightly below the corresponding period last year due to reduced customer production levels and a higher number of engine and automotive programme changeovers. Aftermarket sales were unchanged overall despite four fewer trading days and the short-term effect of some de-stocking in the distribution chain in North America offsetting generally good levels of demand. Sales to both the industrial OEM and replacement markets improved and there was good progress made across the board in South America and Asia. New business awards during the quarter included 100 per cent of water pump pulley business from 2007 and a significant damper award from 2008 from two major North American customers and a tensioner programme for a European manufacturer.

Stackpole produced another good performance, particularly in its Engineered Products and Carrier Systems divisions. Underlying sales rose slightly and operating margins were 9.0 per cent after charging initial expenses relating to the construction of our two new facilities and the extension of an existing plant. Significant new business awarded during the quarter included an oil pump on the new six-speed automatic front wheel drive transmission being jointly produced by two North American manufacturers and variable valve timing components for a new engine platform. Stackpole also delivered several prototype transmission modules to manufacturers including an eight-piece module for a rear-wheel drive automatic transmission. It also received a development order for four-wheel drive transfer case modules including, for the first time, pinions.

Fluid Power

(Sales: Q1 2004 GBP80.6m; Q1 2003 GBP82.2m)

-    Underlying sales ahead by 8.9 per cent
-    Underlying operating profit increased by 59.0 per cent

Fluid Power produced a good performance with underlying operating profit ahead by 59.0 per cent driven by an underlying increase in sales of 8.9 per cent and the benefits from the efficiency measures implemented during the past three years. Within its US industrial original equipment market, demand from construction and agricultural equipment sectors has increased markedly in recent months and this has continued into the second quarter with a sustained increase in the level of quote activity, both from OEMs and from replacement distributors who are replenishing their hose and connectors inventory from the low levels of 2003. In order to recover increased raw material costs, further price increases are being implemented for both OEM and replacement customers on 1 June 2004.

Wiper Systems

(Sales: Q1 2004 GBP70.9m; Q1 2003 GBP79.6m)

-    Underlying sales lower by 1.3 per cent
-    Underlying operating profit reduced by 5.9 per cent

Underlying sales in the first quarter were lower due to the reduced number of trading days in the period and disappointing sales in the European aftermarket. Lower underlying operating profit reflects the change in mix between OEM and aftermarket sales. In the UK, there was a significant improvement in performance as a result of the reduction in the cost base following the completion of the transfer of blade production to North America and improved motor manufacturing performance.

Fluid Systems

(Sales: Q1 2004 GBP61.8m; Q1 2003 GBP55.6m)

-    Underlying sales rose by 21.2 per cent
-    Underlying operating profit increased by 24.5 per cent

The Automotive Fluid Systems group produced excellent results. This was mainly due to a very strong performance in remote tyre pressure monitoring systems (RTPMS) at Schrader Electronics where sales more than doubled compared to the corresponding period last year.

Schrader Electronics received significant new RTPMS orders from European customers and Stant was nominated by a North American customer to produce an evaporative system integrity monitor, which monitors and adjusts the integrity of a vehicle's complete fuel system. Schrader Bridgeport established its joint venture with Lu Hai to manufacture tubeless tyre valves in a new facility in China.

Other Industrial & Automotive sales

(Sales: Q1 2004 GBP57.6m; Q1 2003 GBP76.4m)

These businesses, which mainly manufacture aftermarket and replacement products, produced underlying sales and operating profit in line with the corresponding period last year, after taking into account the disposal last year of Gates Formed-Fibre. Their new business drive included the launch of the T-bolt clamp marking a move into the heavy-duty truck OEM and aftermarket.



Air Systems Components
--------------------------------------------------------------------------------
                                                   Q1 2004              Q1 2003
                                                      GBPm                 GBPm
--------------------------------------------------------------------------------
Sales                                                101.9               115.8
--------------------------------------------------------------------------------
Operating profit (1)                                  10.5                 6.9
--------------------------------------------------------------------------------
Operating margin (1)                                  10.3%                6.0%
--------------------------------------------------------------------------------
Capital expenditure                                    1.6                 2.4
--------------------------------------------------------------------------------
Depreciation                                           3.6                 4.3
--------------------------------------------------------------------------------
Cash generation (2)                                    5.1                (0.2)
--------------------------------------------------------------------------------
Employees (number)                                   6,014               6,613
--------------------------------------------------------------------------------


(1) Before operating exceptional items and goodwill amortisation (see end of section 5 and the Financial review)

(2) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

Air Systems Components produced a good performance with underlying sales and operating profit ahead by 0.6 per cent and 75.0 per cent respectively. Operating profit in the comparative period was adversely impacted by one-off costs related to plant rationalisations.

US non-residential construction as measured by square footage fell by 7.9% in the first quarter compared to the same period in 2003. However, the rate of decline has slowed over the three months. ASC continues to build market share through gaining a significant proportion of the new business on offer. The level of quote activity has picked up recently and we remain optimistic that we may see the beginnings of a recovery as the year progresses.

The US residential construction market remained strong with housing starts up
13.2 per cent in the quarter. Hart & Cooley, our main residential construction brand, showed a strong performance in the quarter as housing completions began to catch up on the strong housing starts and construction permits issued in 2003.

Raw material cost increases, especially steel, were a feature of the quarter with surcharges and price increases being introduced just after the start of the year.

Internationally, Air Systems Components has established Ruskin de Mexico, a Maquiladora facility in Juarez. Titus, in partnership with Ruskin, strengthened its Asian coverage with the addition of new sales representatives in Thailand and Hong Kong.



Engineered & Construction Products
--------------------------------------------------------------------------------
                                                            Q1 2004     Q1 2003
                                                               GBPm        GBPm
--------------------------------------------------------------------------------
Sales
--------------------------------------------------------------------------------
Lasco                                                          50.9       59.5
--------------------------------------------------------------------------------
Philips Doors & Windows                                        32.7       35.1
--------------------------------------------------------------------------------
Material Handling                                              20.7       24.4
--------------------------------------------------------------------------------
Dexter Wheels & Axles                                          51.1       47.3
--------------------------------------------------------------------------------
Continuing operations                                         155.4      166.3
--------------------------------------------------------------------------------
Valves, Taps & Mixers                                           5.6       25.0
--------------------------------------------------------------------------------
Total sales                                                   161.0      191.3
--------------------------------------------------------------------------------
Operating profit (1)                                           15.8       14.3
--------------------------------------------------------------------------------
Operating margin (1)                                            9.8%       7.5%
--------------------------------------------------------------------------------
Operating profit excluding discontinued operations (1)         15.7       14.0
--------------------------------------------------------------------------------
Operating margin excluding discontinued operations (1)         10.1%       8.4%
--------------------------------------------------------------------------------
Capital expenditure                                             2.3        6.9
--------------------------------------------------------------------------------
Depreciation                                                    3.8        7.2
--------------------------------------------------------------------------------
Cash generation (2)                                            15.5       (2.0)
--------------------------------------------------------------------------------
Employees (number)                                            7,108      9,593
--------------------------------------------------------------------------------


(1) Before operating exceptional items and goodwill amortisation (see end of section 5 and the Financial review)

(2) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and a low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

The Engineered & Construction Products group produced a strong performance with underlying sales and operating profit from continuing operations ahead by 6.8 per cent and 29.5 per cent respectively. The disposal of the remaining Valves, Taps & Mixers business was completed in January 2004.

Lasco

(Sales: Q1 2004 GBP50.9m; Q1 2003 GBP59.5m)

Underlying sales at Lasco were in line with the first quarter of 2003. The recent signing of a US-wide supply agreement with Home Depot will more than offset in a full year the impact of the loss of an OE customer after the first quarter last year. Sales price increases in Fittings will lead to improved performance as the year progresses, offsetting further PVC raw material price increases.

Philips Doors & Windows

(Sales: Q1 2004 GBP32.7m; Q1 2003 GBP35.1m)

In Philips Doors & Windows, underlying sales rose by 7.2 per cent in the quarter driven by strong growth in sales to the residential sector and the recreational vehicle market. Margins improved as the fixed cost base reduced following the closure of its Charlotte, Michigan plant, announced last August.

Material Handling

(Sales: Q1 2004 GBP20.7m; Q1 2003 GBP24.4m)

Tight cost control preserved profitability in Material Handling and there are signs of improving order activity. Discussions regarding the sale of the Material Handling businesses are ongoing.

Dexter Wheels & Axles

(Sales: Q1 2004 GBP51.1m; Q1 2003 GBP47.3m)

Once again Dexter Wheels & Axles produced a strong performance with underlying sales up by 24.3 per cent. All markets contributed to the rise, with heavy duty and manufactured housing showing the greatest year-on-year increases. Sales price increases were introduced to offset the effect of rising steel prices.

4.   FINANCIAL REVIEW

Financial results

The tables presented below explain for the business groups and the Group as a whole, the effect of currency translation, acquisitions, discontinued activities and restructuring charges for the period.


------------------------------------------------------------------------------------------------------------------------
Group                                                                                                        GBP million
------------------------------------------------------------------------------------------------------------------------
                                        (1)Operating
                                            profit         (1)Operating                         (1)Operating
                                            before             profit                               profit
                                          operating            before                               after
                                         exceptional         operating        Operating           operating
                                          items and         exceptional       exceptional        exceptional
                      Sales             central costs          items             items              items
------------------------------------------------------------------------------------------------------------------------
                              Change             Change            Change             Change                   Change
------------------------------------------------------------------------------------------------------------------------

Q1 2003              819.5              72.1              67.4              (5.9)                       61.5
Exchange rate effect (76.8)             (7.4)             (7.2)              0.3               (6.9)
Disposals            (35.1)             (1.3)             (1.3)                -               (1.3)

                     707.6              63.4              58.9              (5.6)

Acquisitions          31.0      4.4 %    2.8       4.4 %   2.8       4.8 %     -       -        2.8
Restructuring charges    -        -        -         -       -         -    (0.7)  (12.5)%     (0.7)
Underlying change     31.1      4.4 %    8.6      13.6 %   7.3      12.4 %     -       -        7.3
                                                                                                ----
                                                                                                         1.2      2.0 %
------------------------------------------------------------------------------------------------------------------------
Q1 2004              769.7              74.8              69.0              (6.3)                       62.7
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Industrial & Automotive                                                                                      GBP million
------------------------------------------------------------------------------------------------------------------------
                                             (1)Operating                          (1)Operating
                                             profit before                          profit after
                                               operating           Operating          operating
                                              exceptional         exceptional        exceptional
                              Sales              items               items              items
------------------------------------------------------------------------------------------------------------------------
                                Change               Change              Change                       Change
------------------------------------------------------------------------------------------------------------------------

Q1 2003                  512.4              50.9              (1.6)                          49.3
Exchange rate effect     (41.8)             (4.7)              0.1                 (4.6)
Disposals                (15.0)             (1.0)                -                 (1.0)
                         ------            ------            ------
                         455.6              45.2              (1.5)
Acquisitions              31.0     6.8 %     2.8      6.2 %      -            -     2.8
Restructuring charges        -       -         -        -     (3.9)      (260.0)%  (3.9)
Underlying change         20.2     4.4 %     0.5      1.1 %      -            -     0.5
                                                                                   -----
                                                                                             (6.2)   (12.6)%
------------------------------------------------------------------------------------------------------------------------
Q1 2004                  506.8              48.5              (5.4)                          43.1
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Air Systems Components                                                                                       GBP million
------------------------------------------------------------------------------------------------------------------------
                                             (1)Operating                          (1)Operating
                                             profit before                          profit after
                                               operating           Operating          operating
                                              exceptional         exceptional        exceptional
                              Sales              items               items              items
------------------------------------------------------------------------------------------------------------------------
                                Change               Change              Change                       Change
------------------------------------------------------------------------------------------------------------------------

Q1 2003                  115.8              6.9               (1.4)                          5.5
Exchange rate effect     (14.5)            (0.9)               0.2                 (0.7)
                        ------            ------            ------
                         101.3              6.0               (1.2)
Restructuring charges        -       -        -         -      1.2        100.0 %   1.2
Underlying change          0.6     0.6 %    4.5      75.0 %      -            -     4.5
                                                                                             5.0      90.9 %
------------------------------------------------------------------------------------------------------------------------
Q1 2004                  101.9             10.5                  -                           10.5
------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------
Engineered & Construction Products                                                                           GBP million
------------------------------------------------------------------------------------------------------------------------
                                             (1)Operating                          (1)Operating
                                             profit before                          profit after
                                               operating           Operating          operating
                                              exceptional         exceptional        exceptional
                              Sales              items               items              items
------------------------------------------------------------------------------------------------------------------------
                                Change               Change              Change                       Change
------------------------------------------------------------------------------------------------------------------------

Q1 2003                  191.3             14.3               (2.9)                         11.4
Exchange rate effect     (20.5)            (1.8)                 -                 (1.8)
Disposals                (20.1)            (0.3)                 -                 (0.3)
                        ------            ------             ------
                         150.7             12.2               (2.9)
Restructuring charges        -       -        -                2.0         69.0 %   2.0
Underlying change         10.3     6.8 %    3.6      29.5 %      -            -     3.6
                                                                                  ------
                                                                                             3.5     30.7 %
------------------------------------------------------------------------------------------------------------------------
Q1 2004                  161.0             15.8               (0.9)                         14.9
------------------------------------------------------------------------------------------------------------------------


(1)  Before goodwill amortisation

------------------------------------------------------------------------------------------------------------------------
Central Costs                                                                                                GBP million
------------------------------------------------------------------------------------------------------------------------
                                                                                    (1)Operating profit
                                                                                        before and
                                                                                      after operating
                                                                                     exceptional items
------------------------------------------------------------------------------------------------------------------------
                                                                                                    Change
------------------------------------------------------------------------------------------------------------------------

Q1 2003                                                                                     (4.7)
Exchange rate effect                                                                0.2
Underlying change                                                                  (1.3)
                                                                                   -----

                                                                                            (1.1)   (23.4) %
------------------------------------------------------------------------------------------------------------------------
Q1 2004                                                                                     (5.8)
------------------------------------------------------------------------------------------------------------------------

(1)  Before goodwill amortisation

Margins

Overall the Group's operating margin before operating exceptional items and goodwill amortisation was 9.0 per cent. This compares with 8.2 per cent in the comparable period.

Operating exceptional items

Operating exceptional items are separately disclosed in note 1b to the UK GAAP financial information. These are costs relating to strategic manufacturing initiatives, which are charged in arriving at operating profit, but which are nevertheless abnormal in nature in that they relate to costs associated with major restructuring initiatives of the Group. The total cost of GBP6.3 million (Q1 2003: GBP5.9 million) relates to projects started in 2003.

Non-operating exceptional items

In January 2004 we completed the sale of Pegler Limited and the business and assets of Hattersley Newman Hender Limited. A loss of GBP75.3 million arose on the transaction, which included recycled goodwill previously written off against reserves of GBP51.4 million. GBP72.9 million of the loss was provided in the year ended 3 January 2004.

Finance costs

The net interest expense in Q1 2004 was GBP3.3 million (Q1 2003: GBP0.5 million). The financing structure of the Group was revised following the redemption of the redeemable convertible preference shares in August 2003, and the resultant move from a net cash, to a net debt position.

Earnings per share

Basic earnings per share before goodwill amortisation and non-operating exceptional items were 4.76 pence (Q1 2003: 4.33 pence) and after goodwill and non-operating exceptional items were 4.27 pence (Q1 2003: 4.28 pence).

Capital Expenditure

Gross capital expenditure in the quarter was GBP29.7 million (Q1 2003: GBP39.5 million). This represents 1.2 times depreciation (Q1 2003: 1.2 times). Capital expenditure net of disposals was GBP28.7 million (Q1 2003 GBP30.5 million) and
1.1 times depreciation (Q1 2003: 0.9 times).

Working Capital

Average working capital as a percentage of sales over the quarter amounted to
13.8 per cent compared to 12.5 per cent in the comparable period.

Currency movements and acquisitions and disposals also affect overall reported working capital. After currency movements, (an increase of GBP11.8 million), and acquisitions and disposals, (a decrease of GBP33.6 million), working capital increased by GBP15.5 million. This was due to a decrease in stock of GBP4.6 million, an increase in debtors of GBP33.3 million and an increase in creditors of GBP13.2 million.


Cash flow

The cash movement for the quarter is summarized in the following table:

--------------------------------------------------------------------------------
                                                      GBP million   GBP million

Opening net debt                                                        264.7
Net cash inflow from operating activities                  65.4
Capital expenditure (net)                                 (28.7)
                                                   -------------
Operating cash flow                                        36.7
Tax                                                        (1.1)
Interest and dividends                                     (5.4)
Other movements                                            (0.5)
                                                   -------------
Cash increase before acquisitions and disposals            29.7
Acquisitions and disposals                                  7.0
Translation                                                 8.6
                                                   -------------
Net funds inflow                                                        (45.3)
                                                                 -------------
Closing net debt                                                        219.4
--------------------------------------------------------------------------------

Operating cash flow is stated after GBP6.8 million of restructuring costs and GBP3.8 million of capital expenditure associated with the various restructuring costs. Details of net cash inflow from operating activities for the quarter are set out in note 5 to the UK GAAP financial information.

Taxation

The tax charge for Q1 2004 is calculated at an effective rate on total profit of 29% (Q1 2003: 27%).

Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in Q1 2004 was $115.5 million, compared to $92.8 million in Q1 2003. Net income under US GAAP was $
92.2 million in Q1 2004, which compared to $79.5 million in Q1 2003.

The differences between operating income under US GAAP and UK GAAP arise from the treatment of costs associated with exit or disposal activities, goodwill, intangible assets, inventory, pension costs and share options. Net income under US GAAP is subject to additional adjustments relating to the treatment of capitalised interest, derivatives and deferred tax.

Shareholders' equity under US GAAP was $2,660.9 million at 3 April 2004, compared to $2,384.3 million at 5 April 2003. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

Reconciliations of profit attributable to shareholders and of shareholders' equity under UK and US GAAP are included in section 7.


PART 2


5.   Financial Information in sterling under UK GAAP

     Consolidated profit and loss account for the three months ended 3 April 2004 prepared under accounting principles generally accepted in the United Kingdom


                                                              3 April 2004 (Unaudited) (3 months)
                                                    -------------------------------------------------------
For the three months ended 3 April 2004                    Before
                                                         goodwill
                                                     amortisation
                                                              and
                                            Notes     exceptional        Goodwill  Exceptional
                                                            items    amortisation       items*       Total
                                                      GBP million     GBP million  GBP million  GBP million
-----------------------------------------------------------------------------------------------------------

Turnover
Continuing operations                                       764.1               -            -       764.1
Discontinued operations                                       5.6               -            -         5.6
-----------------------------------------------------------------------------------------------------------
                                                1           769.7               -            -       769.7
-----------------------------------------------------------------------------------------------------------
Operating profit
Continuing operations                                        61.3            (3.1)           -        58.2
Utilisation of provision for loss on exit of business         0.9               -            -         0.9
-----------------------------------------------------------------------------------------------------------
Total continuing operations                                  62.2            (3.1)           -        59.1
-----------------------------------------------------------------------------------------------------------
Discontinued operations                                      (1.2)              -            -        (1.2)
Utilisation of provision for loss on disposal of business     1.3               -            -         1.3
-----------------------------------------------------------------------------------------------------------
Total discontinued operations                                 0.1               -            -         0.1
-----------------------------------------------------------------------------------------------------------
Operating profit                                             62.3            (3.1)           -        59.2
Share of profits of associates                                0.4               -            -         0.4
-----------------------------------------------------------------------------------------------------------
Operating profit including associates           1            62.7            (3.1)           -        59.6
(Loss)/profit on disposal of operations                         -               -        (75.3)      (75.3)
Reversal of provision for loss on disposal of business          -               -         72.9        72.9
Costs of exit of business                                       -               -         (5.2)       (5.2)
Reversal/(creation) of provision for loss on exit of business   -               -          5.2         5.2
Reversal of other provisions
     - disposal of operations and related warranties            -               -            -           -
Provision for loss on disposal of business to be discontinued:
     - Impairment of goodwill                                   -               -            -           -
     - Impairment of assets                                     -               -            -           -
Profit on disposal of fixed assets                              -               -            -           -

-----------------------------------------------------------------------------------------------------------
Profit before interest                                       62.7            (3.1)        (2.4)       57.2
Net interest                                                 (3.3)              -            -        (3.3)
-----------------------------------------------------------------------------------------------------------
Profit on ordinary activities before tax                     59.4            (3.1)        (2.4)       53.9
                                                   I-------------------------------------------------------I
Before exceptional items                           I         59.4            (3.1)           -        56.3 I
Exceptional items                                  I            -               -         (2.4)       (2.4)I
                                                   I-------------------------------------------------------I

Tax on profit on ordinary activities            2           (17.3)            0.7          1.0       (15.6)
-----------------------------------------------------------------------------------------------------------
Profit on ordinary activities after tax                      42.1            (2.4)        (1.4)       38.3
Equity minority interest                                     (1.6)              -            -        (1.6)
-----------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                          40.5            (2.4)        (1.4)       36.7
Dividends on equity and  non-equity shares      4            (3.8)              -            -        (3.8)
Gain arising on the early redemption of preference shares       -               -            -           -
-----------------------------------------------------------------------------------------------------------
Retained profit                                              36.7            (2.4)        (1.4)       32.9
-----------------------------------------------------------------------------------------------------------

Earnings per share
Basic                                           3            4.76p                                    4.27p
Diluted                                         3            4.62p                                    4.19p
-----------------------------------------------------------------------------------------------------------

Note of historical cost profits

The profits for all periods are reported under the historical cost convention.



* Exceptional items exclude those relating to operating profit (see note 1b).

Consolidated profit and loss account for the three months ended 3 April 2004 prepared under accounting principles generally accepted in the United Kingdom (continued)



                                                               5 April 2003 (Unaudited) (3 months)
                                                    -------------------------------------------------------
                                                            Before
                                                          goodwill
                                                      amortisation
                                                               and
                                            Notes      exceptional       Goodwill  Exceptional
                                                             items   amortisation       items*        Total
                                                       GBP million    GBP million  GBP million  GBP million
-----------------------------------------------------------------------------------------------------------

Turnover
Continuing operations                                       794.5               -            -       794.5
Discontinued operations                                      25.0               -            -        25.0
-----------------------------------------------------------------------------------------------------------
                                                1           819.5               -            -       819.5
-----------------------------------------------------------------------------------------------------------
Operating profit
Continuing operations                                        63.7            (2.5)           -        61.2
Utilisation of provision for loss on exit of business           -               -            -           -
-----------------------------------------------------------------------------------------------------------
Total continuing operations                                  63.7            (2.5)           -        61.2
-----------------------------------------------------------------------------------------------------------
Discontinued operations                                      (2.6)              -            -        (2.6)
Utilisation of provision for loss on disposal of business       -               -            -           -
-----------------------------------------------------------------------------------------------------------
Total discontinued operations                                (2.6)              -            -        (2.6)
-----------------------------------------------------------------------------------------------------------
Operating profit                                             61.1            (2.5)           -        58.6
Share of profits of associates                                0.4               -            -         0.4
-----------------------------------------------------------------------------------------------------------
Operating profit including associates           1            61.5            (2.5)           -        59.0
(Loss)/profit on disposal of operations                         -               -          2.5         2.5
Reversal of provision for loss on disposal of business          -               -            -           -
Costs of exit of business                                       -               -            -           -
Reversal/(creation) of provision for loss on exit of business   -               -            -           -
Reversal of other provisions
     - disposal of operations and related warranties            -               -            -           -
Provision for loss on disposal of business to be discontinued:
     - Impairment of goodwill                                   -               -            -           -
     - Impairment of assets                                     -               -            -           -
Profit on disposal of fixed assets                              -               -            -           -
-----------------------------------------------------------------------------------------------------------
Profit before interest                                       61.5            (2.5)         2.5        61.5
Net interest                                                 (0.5)              -            -        (0.5)
-----------------------------------------------------------------------------------------------------------
Profit on ordinary                                           61.0            (2.5)         2.5        61.0
activities before tax
                                                   I-------------------------------------------------------I
Before exceptional items                           I         61.0            (2.5)           -        58.5 I
Exceptional items                                  I            -               -          2.5         2.5 I
                                                   I-------------------------------------------------------I

Tax on profit on ordinary activities            2           (16.0)            0.8         (1.2)      (16.4)
-----------------------------------------------------------------------------------------------------------
Profit on ordinary activities after tax                      45.0            (1.7)         1.3        44.6
Equity minority interest                                     (2.3)              -            -        (2.3)
-----------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                          42.7            (1.7)         1.3        42.3
Dividends on equity and
non-equity shares                               4            (9.3)              -            -        (9.3)
Gain arising on the early redemption of preference shares       -               -            -           -
-----------------------------------------------------------------------------------------------------------
Retained profit                                              33.4            (1.7)         1.3        33.0
-----------------------------------------------------------------------------------------------------------

Earnings per share
Basic                                           3            4.33p                                    4.28p
Diluted                                         3            4.29p                                    4.25p
-----------------------------------------------------------------------------------------------------------

Note of historical cost profits

The profits for all periods are reported under the historical cost convention.

* Exceptional items exclude those relating to operating profit (see note 1b).

Consolidated profit and loss account for the three months ended 3 April 2004 prepared under accounting principles generally accepted in the United Kingdom (continued)



                                                               3 January 2004 (Audited) (12 months)
                                                    -------------------------------------------------------
                                                           Before
                                                         goodwill
                                                     amortisation
                                                              and
                                            Notes     exceptional        Goodwill  Exceptional
                                                            items    amortisation       items*       Total
                                                      GBP million     GBP million  GBP million  GBP million
-----------------------------------------------------------------------------------------------------------

Turnover
Continuing operations                                     3,073.3               -            -     3,073.3
Discontinued operations                                      77.1               -            -        77.1
-----------------------------------------------------------------------------------------------------------
                                                1         3,150.4                                  3,150.4
-----------------------------------------------------------------------------------------------------------
Operating profit
Continuing operations                                       243.5           (11.9)           -       231.6
Utilisation of provision for loss on exit of business         1.6               -            -         1.6
-----------------------------------------------------------------------------------------------------------
Total continuing                                            245.1           (11.9)           -       233.2
operations
-----------------------------------------------------------------------------------------------------------
Discontinued operations                                     (10.1)              -            -       (10.1)
Utilisation of provision for loss on disposal of business       -               -            -           -
-----------------------------------------------------------------------------------------------------------
Total discontinued operations                               (10.1)              -            -       (10.1)
-----------------------------------------------------------------------------------------------------------
Operating profit                                            235.0           (11.9)           -       223.1
Share of profits of associates                                0.9               -            -         0.9
-----------------------------------------------------------------------------------------------------------
Operating profit including
associates                                      1           235.9           (11.9)           -       224.0
(Loss)/profit on disposal of operations                         -               -        (18.5)      (18.5)
Reversal of provision for loss on disposal of business          -               -            -           -
Costs of exit of business                                       -               -            -           -
Reversal/(creation) of provision for loss on exit of business   -               -        (32.6)      (32.6)
Reversal of other provisions
     - disposal of operations and related warranties            -               -         33.1        33.1
Provision for loss ondisposal of business to be discontinued:   -               -        (51.4)      (51.4)
     - Impairment of goodwill
     - Impairment of assets                                     -               -        (21.5)      (21.5)
Profit on disposal of  fixed assets                             -               -          7.7         7.7
-----------------------------------------------------------------------------------------------------------
Profit before interest                                      235.9           (11.9)       (83.2)      140.8
Net interest                                                 (8.4)              -            -        (8.4)
-----------------------------------------------------------------------------------------------------------
Profit on ordinary activities before tax                    227.5           (11.9)       (83.2)      132.4
                                                   I-------------------------------------------------------I
Before exceptional items                           I        227.5           (11.9)           -       215.6 I
Exceptional items                                  I            -               -        (83.2)      (83.2)I
                                                   I-------------------------------------------------------I

Tax on profit on ordinary activities            2           (45.7)            3.0         90.2        47.5
-----------------------------------------------------------------------------------------------------------
Profit on ordinary activities after tax
Equity minority interest                                     (8.1)              -            -        (8.1)
-----------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                         173.7            (8.9)         7.0       171.8
Dividends on equity and non-equity shares       4          (121.7)              -            -      (121.7)
Gain arising on the early redemption of preference shares    10.8               -            -        10.8
-----------------------------------------------------------------------------------------------------------
Retained profit                                              62.8            (8.9)         7.0        60.9
-----------------------------------------------------------------------------------------------------------

Earnings per share
Basic                                           3           18.78p                                   18.53p
Diluted                                         3           18.21p                                   18.01p
-----------------------------------------------------------------------------------------------------------
Dividends per ordinary share                                                                         12.00p
-----------------------------------------------------------------------------------------------------------

Note of historical cost profits

The profits for all periods are reported under the historical cost convention.

* Exceptional items exclude those relating to operating profit (see note 1b).

Consolidated cash flow statement prepared under accounting principles generally accepted in the United Kingdom


-------------------------------------------------------------------------------------------------------------------
                                                                                3 April      5 April    3 January
                                                                    Notes          2004         2003         2004
                                                                              Unaudited    Unaudited      Audited
                                                                               3 months     3 months    12 months
-------------------------------------------------------------------------------------------------------------------

Cash flow from operating activities                                      5         65.4         52.1        332.0
Dividends received from associated undertakings                                     0.1          0.1          0.5
Returns on investments and servicing of finance                          6         (5.7)        (8.7)       (44.9)
Tax paid (net)                                                           6         (1.1)        (3.8)       (29.6)
Capital expenditure (net)                                                6        (28.7)       (30.5)      (114.0)
Financial investments                                                    6         (0.4)           -         (2.5)
Acquisitions and disposals                                               6          7.0          3.8       (102.3)
Equity dividends paid                                                                 -            -        (97.5)
-------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) before use of liquid resources and financing             36.6         13.0        (58.3)
-------------------------------------------------------------------------------------------------------------------
Financing
Ordinary share issues                                                               0.1            -          0.7
Redemption of redeemable convertible cumulative preference shares                     -            -       (384.5)
Cash flow (decreasing)/ increasing debt and lease financing                        (0.7)        (1.7)       239.5
-------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing                                          6         (0.6)        (1.7)      (144.3)
-------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Cash flow decreasing cash on deposit and collateralized cash             6          5.1         48.3         86.1
-------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in  the period                                         41.1         59.6       (116.5)
-------------------------------------------------------------------------------------------------------------------


Reconciliation of net cash flow to movement in net funds prepared under accounting principles generally accepted in the United Kingdom


-------------------------------------------------------------------------------------------------------------------
                                                                                3 April      5 April    3 January
                                                                                   2004         2003         2004
                                                                              Unaudited    Unaudited      Audited
                                                                     Notes     3 months     3 months    12 months
                                                                            GBP million  GBP million  GBP million
------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the period                                          41.1         59.6       (116.5)
Cash flow decreasing/(increasing) debt and lease financing               6          0.7          1.7       (239.5)
Cash flow decreasing cash on deposit and collateralized cash             6         (5.1)       (48.3)       (86.1)
------------------------------------------------------------------------------------------------------------------
Change in net debt/funds resulting from cash flows                                 36.7         13.0       (442.1)
Loans acquired with subsidiaries                                                      -            -         (2.8)
New finance leases                                                                    -         (2.0)        (4.3)
Translation difference                                                   7          8.6          2.9         26.9
------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in net debt/funds in the period                                45.3         13.9       (422.3)
Net (debt)/funds at beginning of the period                              7       (264.7)       157.6        157.6
------------------------------------------------------------------------------------------------------------------
Net (debt)/funds at end of the period                                    7       (219.4)       171.5       (264.7)
------------------------------------------------------------------------------------------------------------------


Consolidated balance sheet prepared under accounting principles generally accepted in the United Kingdom

---------------------------------------------------------------------------------------------------------------------
                                                                               3 April      5 April        3 January
                                                                                  2004         2003             2004
                                                                             Unaudited    Unaudited          Audited
                                                                    Notes     3 months     3 months        12 months
                                                                           GBP million  GBP million       GBP million
---------------------------------------------------------------------------------------------------------------------
Capital employed
Fixed assets
Intangible assets                                                                207.4        170.4            216.7
Tangible assets                                                                  760.2        819.9            793.7
Investments                                                                        7.8          8.6              7.4
---------------------------------------------------------------------------------------------------------------------
                                                                                 975.4        998.9          1,017.8
---------------------------------------------------------------------------------------------------------------------
Current assets
Stock                                                                            345.6        415.7            373.9
Debtors                                                                 8        636.5        674.6            624.2
Cash                                                                             221.6        359.3            175.6
---------------------------------------------------------------------------------------------------------------------
                                                                               1,203.7      1,449.6          1,173.7
Current liabilities
Creditors: amounts falling due within one year                          9       (508.6)      (523.4)          (502.3)
---------------------------------------------------------------------------------------------------------------------
Net current assets                                                               695.1        926.2            671.4
---------------------------------------------------------------------------------------------------------------------
Total assets less current                                                      1,670.5      1,925.1          1,689.2
liabilities
Creditors: amounts falling due after more than one year                10       (492.5)      (244.3)          (488.4)
Provisions for liabilities and charges                                 11       (387.5)      (526.5)          (423.5)
---------------------------------------------------------------------------------------------------------------------
Net assets                                                                       790.5      1,154.3            777.3
---------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital
Ordinary shares                                                                   38.7         38.7             38.7
Convertible cumulative preference shares                                         337.2        337.2            337.2
Redeemable convertible cumulative preference shares                                  -        398.3                -
---------------------------------------------------------------------------------------------------------------------
                                                                                 375.9        774.2            375.9
Share premium account                                                             92.9         92.2             92.8
Capital redemption reserve                                                       461.9         66.6            461.9
Own shares                                                                        (6.3)        (4.1)            (6.4)
Profit and loss account                                                         (168.5)       186.5           (180.2)
---------------------------------------------------------------------------------------------------------------------
Shareholders' funds                                                              755.9      1,115.4            744.0
                                                                              I-------------------------------------I
Equity shareholders' funds                                                    I  418.7        379.9            406.8I
Non-equity shareholders' funds                                                I  337.2        735.5            337.2I
                                                                              I-------------------------------------I
Equity minority interest                                                          34.6         38.9             33.3
---------------------------------------------------------------------------------------------------------------------
                                                                                 790.5      1,154.3            777.3
---------------------------------------------------------------------------------------------------------------------


Consolidated statement of total recognised gains and losses

---------------------------------------------------------------------------------------------------------------------
For the three months ended 3 April 2004
                                                3 April 2004              5 April 2003           3 January 2004
                                                  Unaudited                Unaudited                Audited
                                                   3 months                3 months                12 months
                                            GBP million  GBP million   GBP million  GBP million GBP million  GBP
                                                                                                            million
------------------------------------------------------------------------------------------------------------------

Profit attributable to shareholders                          36.7                    42.3                   171.8
Foreign exchange translation:
- group                                         (21.7)                   42.9                   (41.5)
- associated undertakings                         0.1                     0.1                    (0.4)
                                                            (21.6)                   43.0                   (41.9)
------------------------------------------------------------------------------------------------------------------
Total recognised gains                                       15.1                    85.3                   129.9
and losses
------------------------------------------------------------------------------------------------------------------



Reconciliation of movement in consolidated shareholders' funds

------------------------------------------------------------------------------------------------------------------
For the three months ended 3 April 2004
                                                                             3 April         5 April    3 January
                                                                                2004            2003         2004
                                                                           Unaudited       Unaudited      Audited
                                                                  Notes     3 months        3 months    12 months
                                                                         GBP million     GBP million  GBP million
------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses for the period                                15.1            85.3        129.9
Dividends                                                             4         (3.8)           (9.3)      (121.7)

Gain arising on early
redemption of redeemable
convertible cumulative
preference shares
                                                                                   -               -         10.8
------------------------------------------------------------------------------------------------------------------
                                                                                11.3            76.0         19.0
Share issues (net of costs)                                                      0.1               -          0.6
Redemption of redeemable convertible cumulative preference shares                  -               -       (395.3)
Goodwill written back on disposals                                                 -               -         29.9
Provision for impairment of goodwill on proposed disposal                          -               -         51.4
Purchase of own shares                                                          (0.4)              -         (2.5)
Cost of employee share schemes charged to the profit and loss account            0.9             0.1          1.6
---------------------------------------------------------------------------------------------------------------------
Net increase/(reduction) in shareholders' funds                                 11.9            76.1       (295.3)
Shareholders' funds at the beginning of the period                             744.0         1,039.3      1,039.3
---------------------------------------------------------------------------------------------------------------------
Shareholders' funds at the end of the period                                   755.9         1,115.4        744.0
---------------------------------------------------------------------------------------------------------------------

Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom


---------------------------------------------------------------------------------------------------------------------

1. Turnover and operating profit for the three months ended 3 April 2004

a. Segmental analysis                                  Turnover                               Operating profit*
                                  --------------------------------------------------------------------------------------
                                          3 April      5 April    3 January           3 April      5 April    3 January
                                             2004         2003         2004              2004         2003         2004
                                        Unaudited    Unaudited      Audited         Unaudited    Unaudited      Audited
                                         3 months     3 months    12 months          3 months     3 months    12 months
                                      GBP million  GBP million  GBP million       GBP million  GBP million  GBP million

By activity:
Continuing operations
Industrial & Automotive                     506.8        512.4      1,977.2              43.1         49.3        169.2
Air Systems Components                      101.9        115.8        447.9              10.5          5.5         38.2
Engineered & Construction Products          155.4        166.3        648.2              14.8         14.0         62.6
Central costs                                   -            -            -              (5.8)        (4.7)       (24.0)
------------------------------------------------------------------------------------------------------------------------
                                            764.1        794.5      3,073.3              62.6         64.1        246.0
Discontinued operations
Engineered & Construction Products            5.6         25.0         77.1               0.1         (2.6)       (10.1)
------------------------------------------------------------------------------------------------------------------------
                                            769.7        819.5      3,150.4              62.7         61.5        235.9
Goodwill                                        -            -            -              (3.1)        (2.5)       (11.9)
amortisation
------------------------------------------------------------------------------------------------------------------------
                                            769.7        819.5      3,150.4              59.6         59.0        224.0
------------------------------------------------------------------------------------------------------------------------
By geographical
origin:
United States of                            483.3        554.9      2,075.1              35.8         45.6        186.1
America
United Kingdom                               56.2         54.2        219.0               1.6         (5.1)       (32.7)
Rest of Europe                               88.7         90.5        329.1               8.3          7.4         20.5
Rest of the                                 141.5        119.9        527.2              17.0         13.6         62.0
World
------------------------------------------------------------------------------------------------------------------------
                                            769.7        819.5      3,150.4              62.7         61.5        235.9
Goodwill amortisation                           -            -            -              (3.1)        (2.5)       (11.9)
------------------------------------------------------------------------------------------------------------------------
                                            769.7        819.5      3,150.4              59.6         59.0        224.0
------------------------------------------------------------------------------------------------------------------------
Turnover by geographical destination:
United States of America                    510.4        546.2      2,117.4
United Kingdom                               26.3         34.0        126.1
Rest of Europe                              102.7        101.9        372.8
Rest of the World                           130.3        137.4        534.1
------------------------------------------------------------------------------------------------------------------------
                                            769.7        819.5      3,150.4
------------------------------------------------------------------------------------------------------------------------

*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits/(losses) of associated undertakings analysed by class of business is Industrial & Automotive profit of GBP0.3 million (April 2003 (3 months) GBP0.4 million and January 2004 (12 months) profit of GBP0.7 million), Engineered & Construction Products profit of GBP0.1 million (April 2003 (3 months) GBPnil and January 2004 (12 months) profit of GBP0.2 million). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP1.2 million (April 2003 (3 months) GBP0.3 million and January 2004 (12 months) GBP3.5 million), Air Systems Components GBP1.8 million (April 2003 (3 months) GBP2.1 million and January 2004 (12 months) GBP8.1 million), Engineered & Construction Products
GBP0.1 million (April 2003 (3 months) GBP0.1 million and January 2004 (12 months) GBP0.3 million).


------------------------------------------------------------------------------------------------------------------------
                            3 April 2004                     5 April 2003                       3 January 2004
                              Unaudited                        Unaudited                            Audited
                              3 months                         3 months                            12 months
Operating expenses:         GBP million                       GBP million                         GBP million
                 -------------------------------------------------------------------------------------------------------
                Continuing  Discontinued           Continuing  Discontinued            Continuing Discontinued
                operations    operations     Total operations    operations     Total  operations   operations     Total
                       GBP           GBP       GBP        GBP           GBP       GBP         GBP          GBP       GBP
                   million       million   million    million       million   million     million      million   million
------------------------------------------------------------------------------------------------------------------------

Cost of sales        544.7           3.9     548.6      570.4          19.9     590.3     2,200.9         64.1   2,265.0
Distribution costs    84.8           0.3      85.1       95.1           2.9      98.0       358.0          8.0     366.0
Administration
expenses              75.5           1.3      76.8       67.8           4.8      72.6       281.2         15.1     296.3
------------------------------------------------------------------------------------------------------------------------
                     705.0           5.5     710.5      733.3          27.6     760.9     2,840.1         87.2   2,927.3
------------------------------------------------------------------------------------------------------------------------


Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

--------------------------------------------------------------------------------

1. Turnover and operating profit for the three months ended 3 April 2004 (continued)


b. Operating exceptional items
------------------------------------------------------------------------------------------------------------------------
Operating profit is         3 April 2004                     5 April 2003                       3 January 2004
after charging the            Unaudited                        Unaudited                            Audited
following operating           3 months                         3 months                            12 months
exceptional items:          GBP million                       GBP million                         GBP million
                 -------------------------------------------------------------------------------------------------------
                 Continuing Discontinued           Continuing  Discontinued            Continuing Discontinued
                 operations   operations     Total operations    operations     Total  operations   operations     Total
                        GBP          GBP       GBP        GBP           GBP       GBP         GBP          GBP       GBP
                    million      million   million    million       million   million     million      million   million
------------------------------------------------------------------------------------------------------------------------

Restructuring costs:
Industrial &
Automotive            (5.4)            -      (5.4)      (1.6)            -      (1.6)      (20.7)           -    (20.7)
Air Systems Components   -             -         -       (1.4)            -      (1.4)       (4.1)           -     (4.1)
Engineered &
Construction Products (0.9)            -      (0.9)         -          (2.9)     (2.9)       (0.7)       (10.4)   (11.1)
------------------------------------------------------------------------------------------------------------------------
Total before tax      (6.3)            -      (6.3)      (3.0)         (2.9)     (5.9)      (25.5)       (10.4)   (35.9)
Tax attributable       2.2             -       2.2        1.1           0.9       2.0         8.9          2.6     11.5
------------------------------------------------------------------------------------------------------------------------
Total after tax       (4.1)            -      (4.1)      (1.9)         (2.0)     (3.9)      (16.6)        (7.8)   (24.4)
------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------

2. Tax on profit on ordinary activities

                                          3 April       5 April     3 January
                                             2004          2003          2004
                                        Unaudited     Unaudited       Audited
                                         3 months      3 months     12 months
                                      GBP million   GBP million   GBP million

UK                                            1.2           0.4         (93.7)
Overseas                                     14.2          15.9          56.9
Associated undertakings                       0.2           0.1           0.3
Deferred tax                                    -             -         (11.0)
--------------------------------------------------------------------------------
                                             15.6          16.4         (47.5)
--------------------------------------------------------------------------------

A tax credit of GBP1.0 million (Q1 2003 charge of GBP1.2 million and year ended 3 January 2004 charge of GBP0.5 million) arises on non-operating exceptional items. Exceptional items for the year ended 3 January 2004 also included a GBP90.7 million release of prior year tax provisions.


Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)


3. Earnings per share


                                      3 April 2004 Unaudited 3 months
                    ------------------------------------------------------------------
                                 Basic                              Diluted
                    ------------------------------     -------------------------------
                    Before goodwill                     Before goodwill
                       amortisation                        amortisation
                    and exceptional                     and exceptional
                              items                               items
                        GBP million    GBP million          GBP million    GBP million

Earnings
Profit attributable            40.5           36.7                 40.5           36.7
to shareholders
Less preference                (3.8)          (3.8)                   -              -
dividends
--------------------------------------------------------------------------------------
                               36.7           32.9                 40.5           36.7
--------------------------------------------------------------------------------------

                             Number         Number               Number         Number
Weighted average
shares
Ordinary shares in      770,818,863    770,818,863          770,818,863    770,818,863
issue
Exercise of share                 -              -            3,216,509      3,216,509
options
Conversion of                     -              -          102,650,664    102,650,664
preference shares
--------------------------------------------------------------------------------------
                        770,818,863    770,818,863          876,686,036    876,686,036
--------------------------------------------------------------------------------------
Earnings per share             4.76p          4.27p                4.62p          4.19p
--------------------------------------------------------------------------------------



                                      5 April 2003 Unaudited 3 months
                    ------------------------------------------------------------------
                                 Basic                              Diluted
                    ------------------------------     -------------------------------
                    Before goodwill                     Before goodwill
                       amortisation                        amortisation
                    and exceptional                     and exceptional
                              items                               items
                        GBP million     GBP million         GBP million    GBP million

Earnings
Profit attributable            42.7           42.3                 42.7           42.3
to shareholders
Less preference                (9.3)          (9.3)                   -              -
dividends
--------------------------------------------------------------------------------------
                               33.4           33.0                 42.7           42.3
--------------------------------------------------------------------------------------

                             Number         Number               Number         Number
Weighted average
shares
Ordinary shares in      771,153,173    771,153,173          771,153,173    771,153,173
issue
Exercise of share                 -              -              356,403        356,403
options
Conversion of                     -              -          224,180,075    224,180,075
preference shares
--------------------------------------------------------------------------------------
                        771,153,173    771,153,173          995,689,651    995,689,651
--------------------------------------------------------------------------------------
Earnings per share             4.33p          4.28p                4.29p          4.25p
--------------------------------------------------------------------------------------


                                      3 January 2004 Audited 12 months
                    ------------------------------------------------------------------
                                 Basic                              Diluted
                    ------------------------------     -------------------------------
                    Before goodwill                     Before goodwill
                       amortisation                        amortisation
                    and exceptional                     and exceptional
                              items                               items
                        GBP million    GBP million          GBP million    GBP million
Earnings
Profit attributable           173.7          171.8                173.7          171.8
to shareholders
Less preference               (28.9)         (28.9)                   -              -
dividends
--------------------------------------------------------------------------------------
                              144.8          142.9                173.7          171.8
--------------------------------------------------------------------------------------

                             Number         Number               Number         Number
Weighted average
shares
Ordinary shares in      771,037,499    771,037,499          771,037,499    771,037,499
issue
Exercise of share                 -              -            2,034,111      2,034,111
options
Conversion of                     -              -          180,917,242    180,917,242
preference shares
--------------------------------------------------------------------------------------
                        771,037,499    771,037,499          953,988,852    953,988,852
--------------------------------------------------------------------------------------
Earnings per share            18.78p         18.53p               18.21p         18.01p
--------------------------------------------------------------------------------------


Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue excludes the weighted average number of shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled. Diluted earnings per share takes into account the dilutive effect of share options outstanding under employee share schemes and the dilutive effect of the conversion of convertible preference shares.

The directors have presented earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

4. Dividends on equity and non-equity shares

                                             3 April      5 April    3 January
                                                2004         2003         2004
Ordinary shares:                           Unaudited    Unaudited      Audited
                                            3 months     3 months    12 months
                                         GBP million  GBP million  GBP million

First interim 4.60p - paid 10 November             -            -         35.6
2003
Final 7.40p to be paid 1 June 2004                 -            -         57.2
------------------------------------------------------------------------------
                                                   -            -         92.8
------------------------------------------------------------------------------

Preference shares:
Accrued at 3 January 2004                       (2.2)        (4.4)        (4.4)
Foreign exchange translation                     0.1            -          0.5
Paid during period                               3.8          8.7         30.6
Accrued at 3 April 2004                          2.1          5.0          2.2
------------------------------------------------------------------------------
                                                 3.8          9.3         28.9
------------------------------------------------------------------------------
Total dividends                                  3.8          9.3        121.7
------------------------------------------------------------------------------

The preference dividends for the three months ended 3 April 2004 are payable on the convertible cumulative preference shares. The preference dividends for the three months ended 5 April 2003 include GBP4.8 million payable on the Convertible cumulative preference shares and GBP4.5 million payable on the redeemable convertible cumulative preference shares. The preference dividends for the year ended 3 January 2004 include GBP18.1 million payable on the convertible cumulative preference shares and GBP10.8 million payable on the redeemable convertible cumulative preference shares.

5. Reconciliation of operating profit to operating cash flows


                                    3 April 2004
                                     Unaudited
                                      3 months
                                                                   5 April    3 January
                        -------------------------------------         2003         2004
                        Continuing  Discontinued                 Unaudited      Audited
                        operations    operations        Total     3 months    12 months
                       GBP million   GBP million  GBP million  GBP million  GBP million

Operating profit              59.1           0.1         59.2         58.6        223.1
Depreciation (net of          25.3           0.3         25.6         32.9        128.6
capital government
grants)
(Profit)/loss on sale         (0.1)            -         (0.1)        (0.1)         1.3
of tangible fixed
assets
Amortisation of                3.1             -          3.1          2.5         11.9
goodwill
Cost of employee share         0.9             -          0.9          0.1          1.6
schemes
Impairment of fixed              -             -            -            -          0.4
asset investment
Post-retirement               (0.8)            -         (0.8)         0.1         (3.3)
benefits
Costs on exit of              (5.2)            -         (5.2)           -            -
business
Costs on disposal of             -          (1.3)        (1.3)           -            -
business
(Decrease)/increase in         0.1          (0.6)        (0.5)        (4.1)        (8.7)
other provisions
Decrease/(increase) in         5.1          (0.5)         4.6         (2.6)        (4.2)
stock
(Increase)/decrease in       (46.1)         12.8        (33.3)       (38.8)       (17.2)
debtors
Increase/(decrease) in        16.0          (2.8)        13.2          3.5         (1.5)
creditors
---------------------------------------------------------------------------------------
Net cash inflow from          57.4           8.0         65.4         52.1        332.0
operating activities
---------------------------------------------------------------------------------------


Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

6. Analysis of cash flow for headings netted in the consolidated cash flow statement


                                             3 April      5 April    3 January
                                                2004         2003         2004
Returns on investments and servicing of    Unaudited    Unaudited      Audited
finance:                                    3 months     3 months    12 months
                                         GBP million  GBP million  GBP million

Interest received                                0.9          3.6         10.2
Interest paid                                   (2.2)        (0.8)       (18.7)
Interest element of finance lease rental        (0.3)        (0.3)        (1.1)
payments
Preference dividends paid                       (3.8)        (8.7)       (30.6)
Investment by minority shareholder               1.4            -          0.7
Repayment of capital to minority                   -            -         (1.5)
shareholder
Dividends paid to subsidiary companies'         (1.7)        (2.5)        (3.9)
minority shareholders
------------------------------------------------------------------------------
Net cash outflow from returns on                (5.7)        (8.7)       (44.9)
investments and servicing of finance
------------------------------------------------------------------------------
Tax received/(paid):
Tax paid                                       (10.9)        (7.8)       (60.0)
Tax received                                     9.8          4.0         30.4
------------------------------------------------------------------------------
Net cash outflow from tax paid                  (1.1)        (3.8)       (29.6)
------------------------------------------------------------------------------
Capital expenditure:
Purchase of tangible fixed assets              (29.7)       (39.5)      (141.1)
Sale of tangible fixed assets                    1.0          9.0         27.1
------------------------------------------------------------------------------
Net cash outflow from capital                  (28.7)       (30.5)      (114.0)
expenditure
------------------------------------------------------------------------------

Financial investment:
Purchase of own shares                          (0.4)           -         (2.5)
------------------------------------------------------------------------------
Net cash outflow from financial                 (0.4)           -         (2.5)
investment
------------------------------------------------------------------------------

Acquisitions and disposals:
Purchase of subsidiary undertakings                -         (0.5)      (153.5)
Net cash acquired with subsidiary                  -            -         11.0
undertakings
Sale of subsidiary undertakings                  7.0          4.3         41.5
Net cash disposed with subsidiary                  -            -         (1.3)
undertakings
------------------------------------------------------------------------------
Net cash inflow/(outflow) from                   7.0          3.8       (102.3)
acquisitions and disposals
------------------------------------------------------------------------------
Financing:
Share issues (net of costs)                      0.1            -          0.7
Redemption of redeemable convertible               -            -       (384.5)
cumulative preference shares
Debt due within one year:
                                               I-------------------------------I
(Decrease)/increase in short term              I(1.5)         0.2         (1.4)I
borrowings                                     I                               I
Additional bank loans                          I 0.8          0.4          1.4 I
Repayment of other loans                       I   -         (0.2)        (0.5)I
Debt due after more than one year:             I                               I
Additional/(repayment of) bank and other       I 0.9         (1.0)       304.0 I
loans                                          I                               I
Additional other loans                         I   -            -        (60.0)I
Capital element of finance lease rental        I(0.9)        (1.1)        (4.0)I
payments
--------------------------------------------------------------------------------
Cash flow (decreasing)/increasing debt          (0.7)        (1.7)       239.5
and lease financing
------------------------------------------------------------------------------
Net cash outflow from financing                 (0.6)        (1.7)      (144.3)
------------------------------------------------------------------------------


Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

6. Analysis of cash flow for headings netted in the consolidated cash flow statement (continued)


                                             3 April      5 April    3 January
                                                2004         2003         2004
                                           Unaudited    Unaudited      Audited
Management of liquid resources:             3 months     3 months    12 months
                                         GBP million  GBP million  GBP million

Decrease in cash on deposit                      5.1         46.8         88.4
Decrease/(increase) in collateralized              -          1.5         (2.3)
cash
------------------------------------------------------------------------------
Cash flow decreasing cash on deposit and         5.1         48.3         86.1
collateralized cash
------------------------------------------------------------------------------



7. Analysis of net debt

                                  3 April                  Exchange        3 January
                                     2004    Cash flow     movement             2004
                                Unaudited    Unaudited    Unaudited          Audited
                              GBP million  GBP million  GBP million      GBP million


Cash on demand                      177.3         44.0          7.3            126.0
Overdrafts                          (15.6)        (2.9)         0.9            (13.6)
                                             ---------
                                                  41.1
                                             ---------
Debt due after more than one       (401.9)        (0.9)           -           (401.0)
year
Debt due within one year            (12.3)         0.7          0.1            (13.1)
Finance leases                      (15.0)         0.9          0.5            (16.4)
                                             ---------
                                                   0.7
                                             ---------
Cash on deposit                      44.3         (5.1)        (0.2)            49.6
Collateralized cash                   3.8            -            -              3.8
                                             ---------
                                                  (5.1)
                                             ---------

------------------------------------------------------------------------------------
Net debt                           (219.4)        36.7          8.6           (264.7)
------------------------------------------------------------------------------------


8. Debtors


                                         3 April      5 April        3 January
                                            2004         2003             2004
                                       Unaudited    Unaudited          Audited
                                     GBP million  GBP million      GBP million

Amounts falling due within one year:

Trade debtors                              454.8        474.5            412.7
Amounts recoverable on long term             7.4         10.3             11.2
contracts
Corporation tax                             14.3         30.5             23.9
Deferred tax                                39.2         33.6             41.0
Other taxes and social security              4.8          7.1              4.1
Other debtors                               23.5         24.6             37.1
Prepayments and accrued income              45.0         50.4             52.1
Collateralized cash                          3.8            -              3.8
------------------------------------------------------------------------------
                                           592.8        631.0            585.9
Amounts falling due after more than
one year:
Deferred tax                                14.3         14.6             14.7
Other debtors                               29.4         29.0             23.6
------------------------------------------------------------------------------
                                           636.5        674.6            624.2
------------------------------------------------------------------------------



Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

9. Creditors: amounts falling due within one year


                                         3 April      5 April        3 January
                                            2004         2003             2004
                                       Unaudited    Unaudited          Audited
                                     GBP million  GBP million      GBP million

Unsecured loan notes                         0.4          0.4              0.4
Other loans                                    -          0.3                -
Obligations under finance leases             3.2          3.8              3.5
Bank loans and overdrafts                   27.5         14.7             26.3
Amounts owing to associated                    -            -              0.2
undertakings
Amounts due on long term contracts           0.6          0.7              0.8
Trade creditors                            218.2        227.0            199.4
Bills of exchange payable                    1.2          1.5              1.0
Corporation tax                             20.6         14.9             16.3
Other taxes and social security             16.4         15.0             15.7
Other creditors                             55.1         59.1             63.0
Proposed and accrued dividends              59.3         66.9             59.4
Accruals and deferred income               106.1        119.1            116.3
------------------------------------------------------------------------------
                                           508.6        523.4            502.3
------------------------------------------------------------------------------



10. Creditors: amounts falling due after more than one year

                                        3 April      5 April         3 January
                                           2004         2003              2004
                                      Unaudited    Unaudited           Audited
                                    GBP million  GBP million       GBP million

Other loans                               400.0        152.6             400.1
Obligations under finance leases           11.8         15.2              12.9
Bank loans                                  1.9          0.7               0.9
Other creditors                            74.7         70.4              70.2
Accruals and deferred income                4.1          5.4               4.3
------------------------------------------------------------------------------
                                          492.5        244.3             488.4
------------------------------------------------------------------------------

11. Provisions for liabilities and charges


                                Post-
                           retirement     Deferred    Other tax         Other
                             benefits          tax   provisions    provisions       Total
                          GBP million  GBP million  GBP million   GBP million GBP million

At 3 January 2004               163.1         16.8        170.0         73.6        423.5
(Audited)

Foreign exchange                 (3.9)        (0.7)        (2.1)        (2.0)        (8.7)
translation
Charge/(credit) for the           3.0            -            -        (10.7)        (7.7)
period
Utilised during the              (3.8)           -            -        (15.1)       (18.9)
period
Subsidiaries disposed               -            -            -         (0.7)        (0.7)
-----------------------------------------------------------------------------------------
At 3 April 2004                 158.4         16.1        167.9         45.1        387.5
-----------------------------------------------------------------------------------------


Other provisions include provisions for restructuring costs, disposals and warranties.


Notes to the first quarter's financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

12. Contingencies

The Group is from time to time a party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

13. Acquisitions and disposals

Disposals

On 30 January 2004 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited, and Pegler Limited were sold for a combined consideration, before costs, of GBP13.0 million of which GBP5.8 million is deferred. There was a loss on sale of GBP75.3 million, including GBP51.4 million of recycled goodwill, GBP72.9 million of which was provided in the year ended 3 January 2004.

14. Basis of preparation

The financial statements are for the 91 days ended 3 April 2004. The comparative figures are for the 95 days ended 5 April 2003 and the 368 days ended 3 January 2004.

The financial statements for the three months ended 3 April 2004, which were approved by the directors on 21 May 2004, have been prepared in accordance with the accounting policies detailed in the financial statements for the year ended 3 January 2004.

The financial information for the year ended 3 January 2004 has been extracted from the 2003 Report & Accounts, but does not comprise statutory financial statements for the purpose of Section 240 of the Companies Act 1985. An unqualified report on these statements, has been made by the auditors under
Section 237(2) or 237(3) of the Companies Act 1985.

Additional financial information prepared under accounting principles generally accepted in the United Kingdom (Unaudited)


                                                 Engineered &
                      Industrial &   Air Systems Construction       Central
                        Automotive    Components     Products         Costs        Total
Three months ended 3   GBP million   GBP million  GBP million   GBP million    GBP million
April 2004

Turnover
Continuing                   506.8         101.9        155.4             -        764.1
operations
Discontinued                     -             -          5.6             -          5.6
operations
----------------------------------------------------------------------------------------

                             506.8         101.9        161.0             -        769.7
----------------------------------------------------------------------------------------

Operating profit
Continuing
operations
Operating profit
before operating
exceptional items and
goodwill
amortisation                  48.5          10.5         15.7          (5.8)        68.9
Operating exceptional         (5.4)            -         (0.9)            -         (6.3)
items
----------------------------------------------------------------------------------------
Operating profit              43.1          10.5         14.8          (5.8)        62.6
before goodwill
amortisation
----------------------------------------------------------------------------------------
Discontinued
operations
Operating profit
before operating
exceptional items and
goodwill
amortisation                     -             -          0.1             -          0.1
Operating exceptional            -             -            -             -            -
items
----------------------------------------------------------------------------------------
Operating profit                 -             -          0.1             -          0.1
before goodwill
amortisation
Total operations
Total operating profit
before exceptional
items and goodwill
amortisation                  48.5          10.5         15.8          (5.8)        69.0
Total operating               (5.4)            -         (0.9)            -         (6.3)
exceptional items
----------------------------------------------------------------------------------------
Total operating profit        43.1          10.5         14.9          (5.8)        62.7
before goodwill
amortisation
Goodwill                      (1.2)         (1.8)        (0.1)            -         (3.1)
amortisation
----------------------------------------------------------------------------------------
Operating profit              41.9           8.7         14.8          (5.8)        59.6
----------------------------------------------------------------------------------------
Operating margins
Operating profit
margin, before
operating exceptional
items and goodwill
amortisation                   9.6%         10.3%         9.8%            -          9.0%
----------------------------------------------------------------------------------------
Operating profit
margin for continuing
operations, before
operating exceptional
items and goodwill
amortisation                   9.6%         10.3%        10.1%            -          9.0%
----------------------------------------------------------------------------------------
Three months ended 5
April 2003
Turnover
Continuing                   512.4         115.8        166.3             -        794.5
operations
Discontinued                     -             -         25.0             -         25.0
operations
----------------------------------------------------------------------------------------
                             512.4         115.8        191.3             -        819.5
----------------------------------------------------------------------------------------
Operating profit
Continuing
operations
Operating profit
before operating
exceptional items and
goodwill
amortisation                  50.9           6.9         14.0          (4.7)        67.1
Operating exceptional         (1.6)         (1.4)           -             -         (3.0)
items
----------------------------------------------------------------------------------------
Operating profit              49.3           5.5         14.0          (4.7)        64.1
before goodwill
amortisation
----------------------------------------------------------------------------------------
Discontinued
operations
Operating profit
before operating
exceptional items and
goodwill
amortisation                     -             -          0.3             -          0.3
Operating exceptional            -             -         (2.9)            -         (2.9)
items
----------------------------------------------------------------------------------------
Operating profit                 -             -         (2.6)            -         (2.6)
before goodwill
amortisation
----------------------------------------------------------------------------------------
Total operations
Total operating profit
before exceptional
items and goodwill
amortisation                  50.9           6.9         14.3          (4.7)        67.4
Total operating               (1.6)         (1.4)        (2.9)            -         (5.9)
exceptional items
----------------------------------------------------------------------------------------
Total operating profit        49.3           5.5         11.4          (4.7)        61.5
before goodwill
amortisation
Goodwill                      (0.3)         (2.1)        (0.1)            -         (2.5)
amortisation
----------------------------------------------------------------------------------------
Operating profit              49.0           3.4         11.3          (4.7)        59.0
----------------------------------------------------------------------------------------
Operating margins
Operating profit
margin, before
operating exceptional
items and goodwill
amortisation                   9.9%          6.0%         7.5%            -          8.2%

----------------------------------------------------------------------------------------
Operating profit
margin for continuing
operations, before
operating exceptional
items and goodwill
amortisation                   9.9%          6.0%         8.4%            -          8.4%

----------------------------------------------------------------------------------------

Additional financial information prepared under accounting principles generally accepted in the United Kingdom (continued)

                                                  Engineered &
                      Industrial &   Air Systems  Construction       Central
                        Automotive    Components      Products         Costs        Total
Twelve months ended 3  GBP million   GBP million   GBP million   GBP million    GBP million
January 2004

Turnover
Continuing                 1,977.2         447.9         648.2             -      3,073.3
operations
Discontinued                     -             -          77.1             -         77.1
operations
-----------------------------------------------------------------------------------------
                           1,977.2         447.9         725.3             -      3,150.4
-----------------------------------------------------------------------------------------
Operating profit
Continuing
operations
Operating profit
before operating
exceptional items and
goodwill
amortisation                 189.9          42.3         63.3         (24.0)       271.5
Operating exceptional        (20.7)         (4.1)        (0.7)            -        (25.5)
items
-----------------------------------------------------------------------------------------
Operating profit
before goodwill
amortisation                 169.2          38.2         62.6         (24.0)       246.0
-----------------------------------------------------------------------------------------
Discontinued
operations
Operating profit
before operating
exceptional items
and goodwill                     -             -          0.3             -          0.3
amortisation
Operating exceptional            -             -        (10.4)            -        (10.4)
items
-----------------------------------------------------------------------------------------
Operating profit
before goodwill
amortisation                     -             -        (10.1)            -        (10.1)
-----------------------------------------------------------------------------------------
Total operations
Total operating profit
before operating
exceptional items and
goodwill
amortisation                 189.9          42.3         63.6         (24.0)       271.8
Total operating              (20.7)         (4.1)       (11.1)            -        (35.9)
exceptional items
-----------------------------------------------------------------------------------------
Total operating profit       169.2          38.2         52.5         (24.0)       235.9
before goodwill
amortisation
Goodwill                      (3.5)         (8.1)        (0.3)            -        (11.9)
amortisation
-----------------------------------------------------------------------------------------
Operating profit             165.7          30.1         52.2         (24.0)       224.0
-----------------------------------------------------------------------------------------
Operating margins
Operating profit
margin, before
operating exceptional
items and goodwill
amortisation                   9.6%          9.4%         8.8%            -          8.6%
-----------------------------------------------------------------------------------------
Operating profit
margin for continuing
operations, before
operating exceptional
items and goodwill
amortisation                   9.6%          9.4%         9.8%            -          8.8%
-----------------------------------------------------------------------------------------


6. SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP

Condensed consolidated profit and loss account for the three months ended 3 April 2004 prepared under accounting principles generally accepted in the United States of America (Unaudited)


For the three months ended 3 April
2004                                          3 April      5 April    3 January
                                                 2004         2003         2004
                                             3 months     3 months    12 months
                                   Notes    $ million    $ million    $ million
-------------------------------------------------------------------------------

Net sales                            a        1,362.7      1,205.5      4,795.3
Cost of sales                                  (966.4)      (857.1)    (3,414.8)
-------------------------------------------------------------------------------
Gross profit                                    396.3        348.4      1,380.5
Selling, general and                           (270.0)      (250.9)    (1,024.1)
administrative expenses
Restructuring costs                             (10.8)        (4.7)       (20.9)
-------------------------------------------------------------------------------
Operating income from continuing     a          115.5         92.8        335.5
operations
Interest income                                   8.1          5.7         15.2
Interest expense                                (27.5)        (5.1)       (30.2)
Other income                                     22.0          7.5         54.8
-------------------------------------------------------------------------------
Income from continuing operations
before taxes, minority interest
and equity in net income of
associates                                      118.1        100.9        375.3
Income taxes                                    (25.7)       (26.0)        75.8
-------------------------------------------------------------------------------
Income from continuing operations
before minority interest and
equity in net income of
associates                                       92.4         74.9        451.1
Minority interest                                (2.9)        (3.3)       (12.4)
Equity in net income of                           0.5          0.5          0.7
associates
-------------------------------------------------------------------------------
Income from continuing                           90.0         72.1        439.4
operations
Income/(loss) from discontinued                   3.7          5.3        (73.3)
operations, net of taxes
(Loss)/gain on disposal of                       (1.5)         2.1         60.6
discontinued operations, net of
taxes
-------------------------------------------------------------------------------
Net income                                       92.2         79.5        426.7
Gain on redemption of redeemable                    -            -         17.4
convertible cumulative preference
shares
Preference dividends                             (7.0)       (14.8)       (47.1)
-------------------------------------------------------------------------------
Net income attributable to common                85.2         64.7        397.0
shareholders
-------------------------------------------------------------------------------

Net income per common share
Basic
Income from continuing                         10.77c        7.43c       53.14c
operations
Income/(loss) from discontinued                 0.48c        0.69c      (9.51c)
operations
(Loss)/gain on disposal of                    (0.20c)        0.27c        7.86c
discontinued operations
-------------------------------------------------------------------------------
Net income                           b         11.05c        8.39c       51.49c
-------------------------------------------------------------------------------
Diluted
Income from continuing                         10.27c        7.24c       46.06c
operations
Income/(loss) from discontinued                 0.42c        0.53c      (7.68c)
operations
(Loss)/gain on disposal of                    (0.17c)        0.21c        6.35c
discontinued operations
-------------------------------------------------------------------------------
Net income                           b         10.52c        7.98c       44.73c
-------------------------------------------------------------------------------


Condensed consolidated cash flow statement prepared under accounting principles generally accepted in the United States of America (Unaudited)

                                              3 April     5 April    3 January
                                                 2004        2003         2004
                                             3 months    3 months    12 months
                                            $ million   $ million    $ million
------------------------------------------------------------------------------

Cash flow from operating activities
Net income                                       92.2        79.5        426.7
Depreciation and amortisation                    47.1        48.7        202.5
Impairment of goodwill                              -           -         12.5
Deferred income taxes                            (3.5)        2.5        (14.5)
Unremitted equity earnings                       (0.5)       (0.5)        (1.1)
(Income)/loss from discontinued                  (3.7)       (5.3)        73.3
operations
Loss/(gain) on disposal of business               1.1        (2.1)       (60.6)
Gain on sale of business and properties          (0.2)          -            -
Impairment of fixed asset investment                -           -          0.7
Minority interest                                 2.9         3.3         12.4
Stock compensation                                1.5        (1.4)         9.1
Change in current taxes                          27.5        15.8       (109.1)
Increase in accounts receivable                (140.1)      (77.4)       (35.4)
Decrease in prepaid expenses and other           41.9        20.6         13.2
assets
Decrease/(increase) in inventory                  9.0        14.3         (5.7)
Increase/(decrease) in accounts payable          27.8       (56.7)        17.9
Increase/(decrease) in accrued                    3.5        46.0         (4.4)
liabilities
------------------------------------------------------------------------------
Net cash provided by operating activities       106.5        87.3        537.5
------------------------------------------------------------------------------
Cash flows from investing activities
Capital expenditure                             (50.0)      (56.9)      (213.0)
Proceeds from the disposal of fixed               0.9        14.3         32.0
assets
Proceeds from the sale of subsidiaries           12.8         6.7         64.0
Investment in subsidiaries, net of cash             -        (0.6)      (240.0)
acquired
Dividends received from associated                0.2           -          0.8
undertakings
------------------------------------------------------------------------------
Net cash used in investing activities           (36.1)      (36.5)      (356.2)
------------------------------------------------------------------------------
Cash flows from financing activities
Bank loans repayment                             (4.4)       (3.7)       (83.8)
Bank loans drawdown                               8.4         1.0        498.0
Issuance of ordinary shares                       0.2           -          1.1
Redemption of redeemable convertible                -           -       (603.3)
cumulative preference shares
Payments to acquire treasury stock               (0.7)          -         (4.1)
Dividend payments                               (10.1)      (17.8)      (210.8)
Investment by/(repayment of capital to)           2.6           -         (1.3)
minority shareholder
------------------------------------------------------------------------------
Net cash used in financing activities            (4.0)      (20.5)      (404.2)
------------------------------------------------------------------------------
Net cash provided/(used) by discontinued         20.0       (12.1)       (11.1)
operations
Effect of exchange rate changes on cash           5.4       (12.6)         2.9
------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash         91.8         5.6       (231.1)
equivalents
Cash and cash equivalents at beginning of       321.1       552.2        552.2
period
------------------------------------------------------------------------------
Cash and cash equivalents at end of             412.9       557.8        321.1
period
------------------------------------------------------------------------------

Supplemental schedule of investing and
financing activities:
Cash paid during the period for interest         (4.6)       (1.8)       (32.3)
Cash paid during the period for income          (19.8)      (12.4)       (97.8)
taxes
Non cash investing and financing
activities:
Capital lease additions                             -           -         (7.0)
------------------------------------------------------------------------------

Condensed consolidated balance sheet prepared under accounting principles generally accepted in the United States of America (Unaudited)

                                          3 April     5 April   3 January 2004
                                             2004        2003        $ million
                                        $ million   $ million
------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                   412.9       557.8            321.1
Accounts receivable (net)                   819.9       776.3            660.4
Inventories (net)                           617.9       635.1            629.1
Deferred income taxes                        76.0        51.2             77.8
Prepayments and other assets                102.8       112.4            167.9
Assets held for sale                        106.2           -            187.4
------------------------------------------------------------------------------
Total current assets                      2,135.7     2,132.8          2,043.7
Long term assets
Property, plant and equipment             1,363.8     1,301.6          1,377.7
Goodwill                                  1,705.8     1,660.2          1,706.7
Intangible assets                            45.1         9.6             44.2
Deferred income taxes                       126.6       123.2            122.4
Other long term assets                       52.0        47.8             41.3
------------------------------------------------------------------------------
Total assets                              5,429.0     5,275.2          5,336.0
------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
Bank loans                                   57.0        26.9             54.1
Accounts payable                            383.2       363.6            332.1
Other current liabilities                   473.0       483.9            407.6
Taxes payable                               319.6       396.7            290.7
Deferred income taxes                         0.4         1.7              0.4
Liabilities related to assets held for       41.4           -             73.9
sale
------------------------------------------------------------------------------
Total current liabilities                 1,274.6     1,272.8          1,158.8
Long term liabilities
Bank loans, long term                       758.0       263.0            740.9
Pension obligations                         285.0       322.1            291.1
Post retirement obligations other than      290.2       296.9            292.0
pensions
Deferred income taxes                        47.8           -             47.6
Other long term liabilities                  49.1        53.5             49.0
------------------------------------------------------------------------------
Total liabilities                         2,704.7     2,208.3          2,579.4
------------------------------------------------------------------------------
Redeemable convertible cumulative
preference shares, par value $50;
authorised shares - 25,200,000; issued
and outstanding shares - nil (5 April
2003: 12,438,282; 3 January 2004: nil)          -       621.8                -
Minority interest                            63.4        60.8             59.6
Shareholders' equity
                                       I---------------------------------------I
Common stock, par value 5p; authorised I                                       I
shares - 1,585,164,220; issued and     I                                       I
outstanding shares - 773,306,074 (5    I                                       I
April 2003: 772,978,115; 3 January     I                                       I
2004: 773,262,360)                     I     70.9        60.4             69.3 I
Convertible cumulative preferred stock,I                                       I
par value $50; authorised shares -     I                                       I
13,920,000; issued and outstanding     I                                       I
shares - 10,506,721 (5 April 2003:     I                                       I
10,507,478; 3 January 2004: 10,506,721)I    617.7       526.4            603.6 I
Treasury stock                         I    (11.5)       (6.4)           (11.5)I
Additional paid-in capital             I    199.5       155.0            194.4 I
Retained earnings                      I  1,519.8     1,870.2          1,539.1 I
Restricted reserves                    I    846.1       104.0            826.8 I
Accumulated other comprehensive loss   I   (581.6)     (325.3)          (524.7)I
------------------------------------------------------------------------------
Total shareholders' equity                2,660.9     2,384.3          2,697.0
------------------------------------------------------------------------------
Total liabilities and shareholders'       5,429.0     5,275.2          5,336.0
equity
------------------------------------------------------------------------------


Notes to the first quarter's financial statements prepared under accounting principles generally accepted in the United States of America (Unaudited)


a. Analysis by business segment

                                          3 April       5 April     3 January
Three months ended 3 April 2004              2004          2003          2004
                                         3 months      3 months     12 months
                                        $ million     $ million     $ million

Net sales
Industrial & Automotive                     929.0         794.9       3,172.7
Air Systems Components                      186.8         184.5         730.3
Engineered & Construction Products          246.9         226.1         892.3
-----------------------------------------------------------------------------
                                          1,362.7       1,205.5       4,795.3
-----------------------------------------------------------------------------
Operating income
Industrial & Automotive                      77.8          75.6         231.5
Air Systems Components                       19.2           8.9          61.1
Engineered & Construction Products           28.6          14.7         100.9
Central Costs                               (10.1)         (6.4)        (45.5)
-----------------------------------------------------------------------------
                                            115.5          92.8         348.0
Goodwill impairment                             -             -         (12.5)
-----------------------------------------------------------------------------
                                            115.5          92.8         335.5
-----------------------------------------------------------------------------



b. Net income per common share

                                         3 April        5 April      3 January
                                            2004           2003           2004
                                        3 months       3 months      12 months
                                       $ million      $ million      $ million
Basic
Net income                                  92.2           79.5          426.7
Gain on redemption of redeemable               -              -           17.4
convertible cumulative preference
shares
Less preference dividends                   (7.0)         (14.8)         (47.1)
------------------------------------------------------------------------------
                                            85.2           64.7          397.0
------------------------------------------------------------------------------

Weighted average shares              770,818,863    771,153,173    771,037,499
------------------------------------------------------------------------------
Net income per share                      11.05c          8.39c         51.49c
------------------------------------------------------------------------------

Diluted
Net income                                  92.2           79.5          426.7
------------------------------------------------------------------------------
Weighted average shares
Ordinary shares in issue             770,818,863    771,153,173    771,037,499
Exercise of options                    3,216,509        356,403      2,034,111
Conversion of preference shares      102,650,664    224,180,075    180,917,242
------------------------------------------------------------------------------
                                     876,686,036    995,689,651    953,988,852
------------------------------------------------------------------------------
Net income per share                      10.52c          7.98c         44.73c
------------------------------------------------------------------------------


7. RECONCILIATION OF FINANCIAL INFORMATION IN STERLING UNDER UK GAAP TO
FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP (Unaudited)


                                             3 April      5 April    3 January
                                                2004         2003         2004
                                            3 months     3 months    12 months
                                         GBP million  GBP million  GBP million
Profit attributable to shareholders
Net income before preference dividend           36.7         42.3        171.8
under UK GAAP
US GAAP adjustments:
Goodwill amortisation                            3.1          2.5         11.9
Goodwill impairment                                -            -        (30.0)
Reversal of UK provision for impairment            -            -         51.4
Reversal of UK provision for costs on            0.8            -            -
exit of business
Intangibles amortisation                        (0.7)        (0.1)        (1.6)
Inventory adjustment                               -         (0.6)        (2.5)
Valuation of net assets acquired in a              -            -         (0.2)
business combination
(Loss)/gain on disposal of operations           (0.8)           -         22.6
Pension costs                                    4.1          0.7          3.4
Share options                                    0.2          1.0         (4.0)
Capitalised interest                             0.8          1.1          2.2
Deferred income tax                              1.9         (1.6)        (2.1)
Derivatives                                      3.6          4.7         29.5
Restructuring costs                              0.6            -         13.0
------------------------------------------------------------------------------
Net income under US GAAP                        50.3         50.0        265.4
------------------------------------------------------------------------------

                                           $ million    $ million    $ million
Net income under US GAAP expressed in US
dollars at an average exchange rate of GBP1
= $1.8331 (April 2003 GBP1= $1.5931 and
January 2004 GBP1 = $1.6306)                    92.2         79.7        432.8
Differences arising from use of average            -         (0.2)        (6.1)
exchange rate versus actual exchange
rate
------------------------------------------------------------------------------
Net income under US GAAP expressed in US        92.2         79.5        426.7
dollars
------------------------------------------------------------------------------

                                             3 April      5 April    3 January
                                                2004         2003         2004
                                         GBP million  GBP million  GBP million
Shareholders' equity
Shareholders' equity under UK GAAP             755.9      1,115.4        744.0
US GAAP adjustments:
Goodwill (net)                                 723.8        893.1        736.7
Reversal of UK provision for costs on            0.8            -            -
exit of business
Intangibles (net)                               24.6          6.1         24.5
Inventory                                       (2.2)        (0.6)        (2.3)
Pension liabilities                           (119.3)      (178.6)      (127.0)
Share options                                    0.7          0.7          0.7
Capitalised interest                            14.2         13.9         13.5
Dividends                                          -            -         57.2
Deferred income tax                             47.0         68.0         46.8
Derivatives                                     (5.1)         7.6         (0.5)
Restructuring costs                             12.2            -         13.0
Redeemable convertible cumulative                  -       (398.3)           -
preference shares
------------------------------------------------------------------------------
Shareholders' equity under US GAAP           1,452.6      1,527.3      1,506.6
------------------------------------------------------------------------------

                                           $ million    $ million    $ million
------------------------------------------------------------------------------

Shareholders' equity under US GAAP
expressed in US dollars at a closing
exchange rate of GBP1 = $1.8318 (April 2003
GBP1= $1.5611 and January 2004 GBP1 =
$1.7901)                                     2,660.9      2,384.3      2,697.0

------------------------------------------------------------------------------


Note:

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.




                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date: 21 May, 2004

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary